Via Edgar

May 3, 2017

Michelle Miller
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

    Re:     Banner Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 000-26584

This letter is being filed as a supplemental to our prior letter submitted to the Securities and Exchange Commission (“SEC”) on April 13, 2017, which was submitted in response to comments received from the Staff of the Securities and Exchange Commission (the "Staff") by letter dated April 3, 2017, with respect to the Form 10-K for the year ended December 31, 2016, which was filed February 27, 2017 by Banner Corporation (“Banner”, “we”, or the “Company”). Banner would like to supplement its previous response to the comment addressed below. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.
Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Non-GAAP financial measures, page 40

1.	We note on page 42 that you add the net loan discount on acquired loans to the allowance for loan losses and to loans receivable. Please address the following:

•	Tell us why adding the net loan discount on acquired loans to the allowance for loan losses provides useful information to investors in evaluating the risks of credit losses in the loan portfolio;

SUPPLEMENTAL RESPONSE:

Banner will not include the referenced disclosure in future filings beginning with Form 10-Q for the quarter ended March 31, 2017.

We believe that our previous response and this supplemental response have addressed the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact Lloyd Baker at (509) 526-8896 or Rob Butterfield at (509) 462-5819.

Respectfully,

/s/ Lloyd Baker

Lloyd Baker
Executive Vice President/Chief Financial Officer
Banner Corporation
May 3, 2017